FORM 6

CERTIFICATE OF COMPLIANCE

TO:    CANADIAN SECURITIES EXCHANGE (“CSE”)

C21 Investments Inc.                                              (the “Listed Issuer”) hereby certifies to CSE
[Name of Listed Issuer]

that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	February 4, 2019

Signed:	“Michael Kidd”
(Signature)

Michael Kidd
(Print Name)

Chief Financial Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
January 2015